Exhibit 99.1

Steakholder Foods® Shares Letter from the CEO, Arik Kaufman

The letter highlights key H1 2024 achievements and commercial strategy for H2 2024

Rehovot, Israel, June 26, 2024 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in alternative proteins and 3D printing technologies, shared a letter from the CEO, Arik Kaufman, highlighting the main achievements of the first half of 2024 and the commercial strategy for the second half of 2024.

Steakholder’s 3D printed Marbled Beef Steak. Photo by: Ginsburg.

The letter:

Dear Steakholder,

I am excited to share the significant strides we have made in the first half of this year, particularly in our efforts to drive commercial success to be able to create our first revenue streams. Our recent strategic partnerships and technological advancements underscore our commitment to become one of the leading players in the alternative protein sector.

On the technology front, our advancements in 3D printing technology remain at the forefront of our progress. The Drop Location in Space (DLS) technology, a cornerstone of our seafood replication process, allows us to create textures that mirror the delicate structure of real seafood. Similarly, our Fused Paste Layering (FPL) technology plays a crucial role in replicating meat's fibrous texture, ensuring our plant-based meats rival their animal-based counterparts. Our SHMEAT™ and SHFISH™ premixes have also evolved, offering a wide range of plant-based alternatives that cater to diverse culinary tastes and dietary preferences. From the savory SHMEAT™ Beef Steak blend to the delicate SHFISH™ White Fish blend, our products are crafted to provide an authentic and enjoyable eating experience.

Steakholder Foods Ltd.	contact@steakholderfoods.com
5 Fikes St., Rehovot 8680500 Israel	+972-73-332-2853

Our journey toward commercialization reached a significant milestone this past May, entering a royalties and raw materials supply agreement and establishing a near term future concrete revenue stream. This agreement with Wyler Farm, a leader in alternative protein production, marked our initial foray into commercial partnerships, validating the market potential of our technology and setting the stage for future growth. The terms of the deal involved Wyler Farm acquiring our state-of-the-art MX200 meat printer, along with a SHMEAT™ premix for plant-based meat production. Wyler Farms will manufacturer alternative proteins on a commercial scale using our premixes and know-how, in return for payment of royalties from sales. Production of the new plant-based meat products is tentatively expected to begin in H2 2024, followed by commercial revenues. We continue our negotiations with Wyler Farm and hope to reach a second-stage follow-on agreement, in which Wyler Farm would produce plant-based 3D-printed meat products utilizing our proprietary 3D printing technology and premix blends, including producing our flagship Printed Beef Steak product.

Also in May, we announced a partnership agreement with the Industrial Technology Research Institute (ITRI), a Taiwan-based world-leading applied technology research institute. The purpose of the partnership is to develop and commercialize a wide range of food products utilizing our proprietary 3D printing technology and plant-based premixes tailored specifically for Taiwanese cuisine. To accelerate expansion across Taiwan, the partnership will focus on commercializing Steakholder Foods' products through collaborations with leading food companies in Taiwan. A key part of this strategy will involve the sale of our commercial-scale 3D printer and premixes to commercial partners.

Lastly, in June we announced the signing of a MOU to establish a strategic partnership with Sherry Herring, a highly-recognized gourmet fish delicacies brand. The partnership plans to unveil a new line of vegan fish salads developed with the company’s proprietary SHFISH™ premix blends. The collaboration marks another step forward in advancing our commercialization strategy, leveraging Sherry Herring’s regional expertise and brand recognition to expand our geographic footprint and customer base, and further bolstering our growing product portfolio. Capitalizing on Sherry Herring’s well-established distribution network spanning delicatessens and restaurants, this new vegan fish salad line will roll out to Sherry Herring’s current channels as well as new locations. Through the integration of SHFISH™ premix blends, we are aiming to redefine the seafood experience by offering plant-based alternatives that mimic the taste, texture, and nutritional profile of traditional fish salads, while providing a more sustainable and environmentally-friendly option. Utilizing innovative ingredients and culinary expertise, this collaboration seeks to cater to the rising consumer demand for sustainable and delicious plant-based options.

Looking ahead to the back half of this year, our focus remains on securing commercial deals, expanding our market reach, and launching more product applications. We are excited about the future possibilities and confident in our continued success as we lead the way in alternative meat and fish production. The strategic partnerships and technological advancements we have achieved lay a solid foundation for our future growth and commercialization efforts.

Thank you for being a vital part of our journey. Your support and belief in our mission drive us to push the boundaries of what's possible in the food industry. I look forward to sharing more exciting updates in the coming months as we continue to make strides towards a sustainable and prosperous future.

Yours truly,

Arik Kaufman

CEO of Steakholder Foods

Steakholder Foods Ltd.	contact@steakholderfoods.com
5 Fikes St., Rehovot 8680500 Israel	+972-73-332-2853

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Steakholder Foods Ltd.	contact@steakholderfoods.com
5 Fikes St., Rehovot 8680500 Israel	+972-73-332-2853

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